

03 MAY 27 AM 7:21

May 15, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL


03022139

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-09 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 6/3

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

Reg. No 82-3200



NEWS RELEASE

May 15, 2003 **Trading Symbol: TSX: SI**

News Release #03-09

SIRIT Inc. Secures Order for CDN$3,800,000

*The State of California continues to drive growth in its Electronic Toll Collection (ETC) program called **FasTrak™**. SIRIT increases its market share in the State to over 95%.*

Vancouver, BC and Toronto, ON - May 15, 2003 – SIRIT Inc. (TSX: SI), formerly *i*Tech Capital Corp. (TSX: ITE), is pleased to announce that it has secured it's largest order from the California Department of Transportation ("Caltrans") for Electronic Toll Collection transponders.

The SIRIT transponders, operating within the Title 21 Standard and branded under the name **FasTrak™** in California, are to be utilized by Caltrans in the continuing growth of Electronic Toll Collection systems on the State-owned bridges in and around the San Francisco Bay Area. These bridges include the Carquinez Bridge, the Benicia-Martinez Bridge, the Richmond-San Rafael Bridge, the Bay Bridge, the Dumbarton Bridge, the Hayward-San Mateo Bridge and the Antioch Bridge. These bridges process approximately 700,000 vehicles per day. SIRIT has been providing Electronic Toll Collection technology to Caltrans since 1994 and enjoys a large installed base in the Bay Area including the Golden Gate Bridge. SIRIT's systems are interoperable allowing a motorist to use a single transponder ("tag") on any Electronic Toll Collection system in the State of California.

Deliveries under the contract are scheduled to commence in June 2003.

Fred Veinot, Vice President of Marketing & Strategy for SIRIT commented, "In this open and highly competitive bidding process we are pleased to have been again selected by a California agency to continue to support the growth of Electronic Toll Collection in the State. SIRIT now has a market share of over 95% in those states where the use of open standards allows competition between multiple vendors. The State of California has taken the lead in the adoption of open standards through the implementation of Title 21. This contract demonstrates SIRIT's ability to remain competitive while providing an industry leading level of customer service."

About the SIRIT Group of Companies:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT visit www.sirit.com.

FasTrak™ is a registered trademark of the Transportation Corridor Agencies.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Manager, Investor Relations and Administration Tel.: 1-800-626-7221 jsegat@itechcapital.com	Fred Veinot Vice President, Marketing & Strategy Tel.: 1-800-498-8760 ext. 225 fveinot@sirit.com